

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2021

David Wood
Chief Executive Officer
BiologX, Inc.
2802 Flintrock Trace, Suite 303
Austin, TX 78738

> **Re: BiologX, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed January 15, 2021**
> **File No. 024-11378**

Dear Mr. Wood:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 31, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed January 15, 2021

Description of our Business, page 18

1. We note your response to our prior comment 3 and reissue. Given the current, early stage of your development of your insulin product candidate, please provide the basis for each of the claims in your comparison table on page 18. In addition, please disclose the source or sources you used or otherwise describe how you arrived at the statistics you include for your competitors' production process.

2. We note your statement that you have an "automated and scaled down process," a "50% production yield" and that your "technology will make [y]our U.S.-manufactured insulin

and insulin analogs cost-competitive on a global scale." Please revise your disclosure to discuss how your process is "automated and scaled down" and briefly disclose how your production process works so that investors can better understand the "technology" you are trying to develop.

Market Opportunity, page 25

3.   We note your updated graphic on page 25 where you claim that "BiologX Insulin Prices will be up to 70% less." Please provide your basis for this claim and clarify what you are comparing your potential product to (e.g. generics or brand-name drugs).

Dilution, page 28

4.   We note your response to prior comment number 12 including your revised disclosure on page 28. Please revise your dilution table to clearly show the price to the public charged for each share in this offering and the dilution per share to new investors. In addition, please review your calculations and revise if applicable. Specifically, please correct or otherwise advise on how you arrived at $44.11429 change in value and 888.29% percentage dilution in the 50% column.

Management Biographies, page 33

5.   We note your updated disclosure that includes biographies for your two new executives, Dr. Donna Zimmerman and Dr. Fleming. Please clearly disclose each person's principal occupation or position of employment in the past five years by providing dates of employment for each occupation or employment mentioned and providing the name and principal business of any corporation or other organization in which such occupations or employment were carried on. Please refer to Item 10(c) of Form 1-A.

Item 16. Index to Exhibits, page 49

6.   Please ensure that the consent of your independent audit firm is updated in future amendments.

General

7.   We note your response to prior comment 11 and reissue in part. The information in your materials available on https://www.manhattanstreetcapital.com/biologx (the "Manhattan Materials") website should be consistent with the information in your Offering Circular. In this regard, we note the Manhattan Materials contain statements and projections which are not supported by information in your Offering Circular. For example only, we note the following statements, which do not appear in your offering circular:
   •   47% Demand Increase for Regular Human Insulin
   •   Growing at a rate of 2 times the rate of pharma
Please revise as appropriate, or advise. Refer to Rule 255(d).

David Wood
BiologX, Inc.
January 24, 2021
Page 3

You may contact Tracey McKoy at 202-551-3772 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Wallace A. Glausi, Esq.